November 27, 2017

VIA EDGAR SUBMISSION

Mr. Alberto Zapata

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Prudential Investment Portfolios 8

Post-Effective Amendment No. 43 to the Form N-1A Registration Statement under the Securities Act of 1933; Amendment No. 44 to the Form N-1A Registration Statement under the Investment Company Act of 1940

 Securities Act Registration No. 33-48066

Investment Company Act No. 811-06677

Dear Mr. Zapata:

We filed with the Securities and Exchange Commission (the Commission) through EDGAR on September 15, 2017 on behalf of Prudential Investment Portfolios 8 (the Registrant) the above-referenced post-effective amendment (the Amendment). The Amendment was filed under Rule 485(a)(1) under the 1933 Act solely for the purpose of adding a new class of shares to the Prudential QMA Stock Index Fund (the Fund), which is the sole series of the Registrant. The new class of shares is known as Class Q.

This letter is intended to respond to the Commission Staff’s comments that were conveyed by you by telephone on October 31, 2017 with respect to the Amendment. For your convenience, a summary of your comments are included herein and the responses are keyed accordingly, as set forth below. Capitalized terms used herein, and not otherwise defined, have the respective meanings assigned in the Amendment.

GENERAL COMMENTS:

1. Comment: Please complete and update all blanks and bracketed items which appear in the Amendment in the Registrant’s next post-effective amendment filing.

Response: We hereby confirm that all blanks and/or incomplete information will be supplied and included in the Registrant’s next post-effective amendment filing.

2. Comment: Please submit these comments and the Registrant’s responses thereto as a Correspondence submission on EDGAR addressed to Alberto Zapata prior to the effectiveness of the Amendment.

Response: The staff’s comments and the Registrant’s responses thereto, will be submitted and filed on EDGAR as Correspondence, addressed to you, prior to the effectiveness of the Amendments.

3. Comment: Please note that the company and its management are responsible for the adequacy and accuracy of the disclosures contained in the Amendment, notwithstanding any review, comments, action or absence of action taken by the Commission Staff.

Response: We hereby confirm our understanding, as described above.

4. Comment: Please confirm that the applicable EDGAR Series and Class ID information will be updated to reflect the inclusion of Class Q shares for the Funds.

Response: The EDGAR Series and Class ID information for the Funds will be updated to include the relevant information pertaining to the Class Q shares of each Fund.

5. Comment: To the extent that a comment furnished with respect to a specific prospectus or statement of additional information is applicable to other prospectuses and/or statements of additional information, your response should be considered to similarly apply to all such other prospectuses and/or statements of additional information.

Response: Comments which have applicability to other prospectuses and/or statements of additional information in the fund complex will be applied accordingly.

6. Comment: If the new Class Q shares will be considered as “clean” shares pursuant to the No-Action letter issued by the Office of the Chief Counsel of the Division of Investment Management to The Capital Group (January 11, 2017), please include the relevant disclosures.

Response: The Registrant is still reviewing the No-Action Letter and has not made a decision on whether or not to offer a “clean” share class. If the Registrant determines to reply upon the letter then it would satisfy all of the applicable conditions.

7. Comment: Prior to submission and filing of the post-effective amendment under Rule 485(b) for the Fund, please review both the Prospectus and Statement of Additional Information (SAI) to ensure that comments furnished by the Staff with respect to other funds that would be applicable to the Fund have been reflected and incorporated in the Fund’s Prospectus and SAI.

Response: This review has been conducted, and all prior comments which are applicable have been reflected and incorporated into the Fund’s Prospectus and SAI.

COMMENTS ON THE PROSPECTUS:

8. Comment: In the Prospectus, in the section entitled “Fund Summary—Investments, Risks and Performance—Principal Investment Strategies,” please confirm whether the Fund’s 80% investment policy recited in this section includes derivatives. If so, then please confirm that the derivatives are valued on a mark-to-market basis consistent with the “Fund Names Rule” (i.e, Rule 35d-1).

Response: The Fund’s 80% investment policy recited in this section is not considered to include investments in derivatives.

9. Comment: In the Prospectus, in the section entitled “Fund Summary—Investments, Risks and Performance—Principal Investment Strategies” please include additional detail and explanation with respect to the Fund’s principal investment strategies. In particular, please consider including relevant disclosure that appears later in the Prospectus pursuant to Item 9 of Form N-1A.

Response: In response to this comment the discussion of the Fund’s principal investment strategies has been revised.

10. Comment: In the Prospectus, in the section entitled “Fund Summary—Investments, Risks and Performance—Principal Investment Strategies” there is disclosure which states that “The Fund may use various investment techniques, including derivatives.” Please expand this disclosure to include additional detail and explanation about the derivative instruments that the Fund may use. In particular, please consider including relevant disclosure that appears later in the Prospectus pursuant to Item 9 of Form N-1A.

Response: In response to this comment, the disclosure has been revised to more specifically discuss the types of derivatives that the Fund may use.

11. Comment: In the Prospectus, in the section entitled “Fund Summary—Investments, Risks and Performance—Principal Risks,” the risk disclosure entitled “Index Investment Approach” is not framed and presented as a risk. Please revise this disclosure so that it is clearly identified as a risk of investing in the Fund.

Response: In response to this comment, the disclosure pertaining to Index Investment Approach has been revised to clearly identify the disclosure a risk of investing in the Fund.

12. Comment: In the Prospectus, in the section entitled “Fund Summary—Investments, Risks and Performance—Principal Risks,” please explain why the risk disclosure entitled “Risk of Increase in Expenses” states that “Active and frequent trading of Fund securities can increase expenses,” since it would not appear that the Fund’s index strategy would result in “active or frequent trading.”

Response: The disclosure has been revised to remove “active or frequent trading.”

13. Comment: In the Prospectus, in the section entitled “More About the Fund’s Principal and Non-Principal Investment Strategies, Investments and Risks,” please ensure that all comments that were provided in the Fund Summary are also carried through, as applicable, in this section as well.

Response: Confirmed.

14. Comment: In the Prospectus, in the section entitled “More About the Fund’s Principal and Non-Principal Investment Strategies, Investments and Risks,” the disclosure pertaining to “Derivative Strategies,” should include specific explanation as to how each derivative is utilized by the Fund.

Response: The disclosure has been revised to more specifically discuss the types of derivatives that the Fund may use.

15. Comment: In the Prospectus, in the section entitled “More About the Fund’s Principal and Non-Principal Investment Strategies, Investments and Risks—Investments and Investment Strategies,” please explain why there is disclosure pertaining to the Funds’ investments in “US Government Securities” and “Foreign Equity Securities,” since it would not appear that the Fund would invest in these types of securities given that the Fund utilizes an S&P 500 Index investment strategy.

Response: Although not principal strategies of the Fund, disclosure with respect to Foreign Equity Securities has been included because potential corporate actions, spinoffs and mergers could result in the Fund investing in foreign equities. The disclosure with respect to US Government Securities has been included because the Fund invests in such securities to satisfy derivative margin requirements.

16. Comment: In the Prospectus, in the section entitled “More About the Fund’s Principal and Non-Principal Investment Strategies, Investments and Risks—Investments and Investment Strategies,” please include appropriate disclosure and explanation with respect to the Fund’s use of temporary defensive investments, if the Fund would engage in temporary defensive investing. See Item 9 of Form N-1A.

Response: The Fund does not intend to engage in defensive investing.

17. Comment: In the Prospectus, in the section entitled “More About the Fund’s Principal and Non-Principal Investment Strategies, Investments and Risks—Investments and Investment Strategies,” please revise the “Principal & Non-Principal Strategies” table to identify which strategies are principal and non-principal, and to denote the investment limit applicable to each strategy.

Response: After consideration and review, we respectfully decline to further revise the discussion, because we believe that the existing discussion already identifies and distinguishes the principal and non-principal strategies.

18. Comment: In the Prospectus, in the section entitled “How to Buy, Sell and Exchange Fund Shares—How to Buy Shares,” please include appropriate disclosure and a list of the intermediaries whose customers may receive sales load variations, as required by Item 12 of Form N-1A.

Response: The Registrant submits that the waivers apply to all financial intermediaries, subject to Appendix A that lists any waivers that apply only to specific financial intermediaries. The Registrant notes that Item 12(a)(2) of Form N-1A requires a fund to “briefly describe any arrangements that result in breakpoints in, or elimination of, sales loads (e.g., letters of intent, accumulation plans, dividend reinvestment plans, withdrawal plans, exchange privileges, employee benefit plans, redemption reinvestment plans, and waivers for particular classes of investors).” With respect to the above-referenced disclosure in the prospectus, the Registrant notes that the class of investors that is eligible for the waiver of front-end sales charges on Class A shares is sufficiently described. The “class” is not specifically limited to select financial intermediaries.

19. Comment: In the Prospectus, in the section entitled “How to Buy, Sell and Exchange Fund Shares—How to Buy Shares,” please include an explanation of the term “Dealer Reallowance.”

Response: An explanation and definition of the term “Dealer Reallowance” has been included in this section of the Prospectus.

Sincerely yours,

/s/ Jonathan D. Shain
Jonathan D. Shain
Vice President & Corporate Counsel